UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

DigiPath, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

253825 103

(CUSIP Number)

Raw Alternative, LLC

Attn: Robert Philpott

16030 Ventura Blvd.

Suite 380

Encino, CA 91436

(818) 905-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253825 103	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Raw Alternative, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 20,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 20,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%[1]
14.	TYPE OF REPORTING PERSON* OO, PN

______________

1 Based on 81,997,290 shares of Common Stock outstanding as of November 24, 2014, as reported by the Issuer on its Form 10-K for the fiscal year ended September 30, 2014, filed with the United States Securities and Exchange Commission on November 25, 2014.

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CUSIP No. 253825 103	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Philpott
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 20,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 20,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%[1]
14.	TYPE OF REPORTING PERSON* OO, PN

______________

1 Based on 81,997,290 shares of Common Stock outstanding as of November 24, 2014, as reported by the Issuer on its Form 10-K for the fiscal year ended September 30, 2014, filed with the United States Securities and Exchange Commission on November 25, 2014.

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Item 1. Security and Issuer.

The Issuer’s principal offices are located at 20301 Ventura Blvd. #309, Woodland Hills, CA 91364. The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of the Issuer, par value $0.001 per share (the “Common Stock”).

Item 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

RAW Alternative, LLC, a California limited liability company (“RAW”);

Robert Philpott, a United States citizen

This Statement is being filed by Robert Philpott, the Chief Financial Officer of RAW. RAW is a manager-managed limited liability company formed for the purpose of holding personal property, including without limitation securities. RAW directly owns the shares as reported in this Statement.  Mr. Philpott disclaims beneficial ownership with respect to the shares as reported in this Statement.

The principal office or business address of RAW and Mr. Philpott is 16030 Ventura Blvd., Suite 380, Encino, CA 91436.

(d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of cash for the shares reported in this Statement was RAW’s working capital and totaled $1,000,000.

Item 4.  Purpose of Transaction.

The securities covered by this Schedule 13D were acquired for investment purposes.

The Reporting Persons will review their investments in the Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock or other securities related to the Issuer, and other general market and investment conditions, the Reporting Persons may determine to:

•	acquire additional Common Stock through open market purchases or otherwise;
•	sell Common Stock through the open market or otherwise; or
•	otherwise engage or participate in discussions with the Issuer or with other entities or individuals regarding a transaction with the purpose or effect of changing or influencing the control of the Company.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.

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Item 5.  Interest in Securities of the Issuer.

(a) The aggregate percentage of the Company’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 81,997,290 shares of Common Stock outstanding at November 24, 2014, as reported by the Company on its Form 10-K for the fiscal year ended September 30, 2014, filed with the United States Securities and Exchange Commission on November 25, 2014.  Mr. Philpott disclaims beneficial ownership with respect to the shares as reported in this Statement.

RAW beneficially owns 20,000,000 shares of Common Stock it holds directly, representing 24.4% of all the outstanding shares of Common Stock.

Mr. Philpott beneficially owns 20,000,000 shares of Common Stock, representing 24.4% of all the outstanding shares of Common Stock.  Mr. Philpott, as the Chief Financial Officer of RAW may be deemed to beneficially own the 20,000,000 shares of Common Stock beneficially owned by RAW.

(b) Each of RAW and Mr. Philpott may be deemed to have shared voting and dispositive power with respect to 20,000,000 shares of Common Stock held by RAW.

(c) Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are as follows:

Not applicable.

(d)          Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The relationship between Mr. Philpott and RAW is described above under Item 2 and Item 4.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement, dated January 22, 2015

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SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 22, 2015

By: /s/ Robert Philpott

Name: Robert Philpott

RAW Alternative, LLC

By: /s/ Robert Philpott

Name: Robert Philpott

Title: Chief Financial Officer

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